Exhibit 16.1

October 4, 2011

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Commissioners:

We have read Item 14 of Dr. Tattoff, Inc.’s Form 10 expected to be filed with the Commission on or about October 3, 2011. Except as stated below, we agree with the statements contained in Item 14 under the heading “Termination of Squar, Milner, Peterson, Miranda & Williamson, LLP” insofar as they relate to our firm.

We have no basis to agree or disagree with the statement that the termination of our firm as the Company’s independent registered public accounting firm was approved by the Audit Committee of the Company’s Board of Directors.

/s/ SQUAR, MILNER, PETERSON, MIRANDA & WILLIAMSON, LLP